Exhibit 99.2

Country Style Cooking Restaurant Chain Announces Results of 2011 Annual

General Meeting

Chongqing, China, August 17, 2011 – Country Style Cooking Restaurant Chain Co., Ltd. (“Country Style Cooking” or the “Company”) (NYSE: CCSC), a fast-growing quick service restaurant chain in China, today announced that its 2011 annual general meeting of shareholders was held in Hong Kong on August 15, 2011.

During the meeting, shareholders approved a resolution authorizing the increase of the maximum aggregate number of ordinary shares which may be issued pursuant to the Company’s 2009 Share Incentive Plan, from 7,720,000 to 10,000,000.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

For investor and media inquiries please contact:

Country Style Cooking Restaurant Chain Co., Ltd

Mr. Roy Rong

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Mr. Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: Robert.Koepp@icrinc.com